1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

February 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore

Re:	Fifth Street Finance Corp.
Preliminary Proxy Statement on Schedule 14A
File Number: 814-00755

Ladies and Gentlemen:

On behalf of Fifth Street Finance Corp., a Delaware corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00755) (the “Proxy Statement”) communicated in a phone call on February 21, 2017 between Dominic Minore of the Staff and William Tuttle of Dechert LLP, outside counsel to the Company. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Proxy Statement.

1.	Please confirm that the proxy holders do not have authority to vote on a proposal that seeks to adjourn the Special Meeting for purposes of soliciting additional proxies.

Response:

The Company confirms that the proxy holders do not have authority to vote on a proposal that seeks to adjourn the Special Meeting for purposes of soliciting additional proxies.

2.	We note your proposed disclosure in response to comment 5 in your letter dated February 21, 2017. Please insert “, regardless of whether the hurdle rate is changed,” before “any failure of Fifth Street Management to act in the Company’s best interests would be a breach of its fiduciary duties.”

Dominic Minore February 21, 2017 Page 2

Response:

As requested, the Company will add the above-referenced disclosure to the Proxy Statement.

3.	We note your proposed disclosure in response to comment 9 in your letter dated February 21, 2017. Please revise “The Company also reviewed…” to “The Board also reviewed…”.

Response:

As requested, the Company will revise the above-referenced disclosure.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:           Patrick Dalton, Fifth Street Finance Corp.

Steven Noreika, Fifth Street Finance Corp.

Kerry Acocella, Fifth Street Finance Corp.